February 22, 2007


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:      NeoStem, Inc.
         Registration Statement on Form S-1
         File No. 333-140512

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the "Company"), we are hereby responding to the comments contained in the letter, dated February 16, 2007 (the "Comment Letter"), from Jeffrey P. Riedler, Assistant Director, of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's Registration Statement on Form S-1 (Registration No. 333-140512) (the "Registration Statement").

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company's response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

     We note your Form S-1 is registering common stock underlying warrants that are a part of units which may be acquired pursuant to the exercise of outstanding warrants. It is also our understanding that each unit consists of common stock as well as a warrant to purchase shares of your common stock at a certain price ("unit warrants"). Regarding your registration statement of common stock underlying the unit warrants, please provide us with a detailed analysis explaining why you believe registration of common stock underlying the unit warrants is permissible when it appears such warrants are not currently outstanding. In the alternative, please remove the common stock underlying the unit warrants from this Form S-1.

     Response: Under the terms of our original agreement with the placement agent in our private placement, we were obligated to issue to the Placement Agent

     "a warrant to purchase Units equal to eight percent (8.0%) of the total Units sold in the Private Placement (the "Placement Agent Warrants")."

     The percentages were reduced in a subsequent amendment. We had interpreted this provision as a "unit warrant", as described in our registration statement. However, as the closing of the private placement is so recent, we have not yet documented the "unit warrants" for the placement agent.

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Securities and Exchange Commission                             February 22, 2007
Page 2


     The placement agent has informed us that we had misinterpreted the above provision. It is expecting delivery of three warrants, one warrant for 342,550 shares of common stock at a price of $.50 per share, one redeemable warrant for 171,275 shares at a price of $.80 per share and one non-redeemable warrant for 171,275 shares at a price of $.80 per share. The economics to the Company are the same as the "unit warrant" we described, and we would intend to deliver the warrants they have requested. That being the case, all warrants would be outstanding, and we believe the Company should be able to register the underlying shares.

     We will amend all disclosures in the amendment to be filed to reflect the foregoing description of the placement agent warrants.

     In an appropriate place in your document, please provide descriptions of the private placement transactions pursuant to which the shareholders acquired the securities that you are registering in this Form S-1.

        Response:  We  will  provide  additional   description  of  the  private
placement in the amendment to the Form S-1 to be filed.

     Please revise your Executive Compensation section so that it complies with the new executive compensation rules, including your compensation and discussion analysis disclosure. Please see Release No. 33-8723A.

        Response: The Company is a small business issuer. As such, it believes that the Executive Compensation section contained in its Registration Statement on Form S-1 complies with the new executive compensation rules. Further, it believes that as a small business issuer, it is not required to provide the compensation discussion and analysis disclosure now required of larger issuers.

     The Company meets the definition of "small business issuer" as set forth in
Item 10(a)(1) of Regulation S-B and Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as it is a U.S. issuer with revenues of less than $25 million and a public float of less than $25 million, and it is not an investment company.

     In numerous places in Release No. 33-8732A (the "Executive Compensation Release"), the staff recognized as a matter of policy that small business issuers should not be subjected to the extensive new disclosure requirements imposed on larger issuers. For instance, in Section II.D.1. of the Executive Compensation Release (Treatment of Specific Types of Issuers, Small Business Issuers), the Commission stated that "[t]he Item 402 amendments continue to

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Securities and Exchange Commission                             February 22, 2007
Page 3

differentiate between small business issuers and other issuers, as we proposed. In adopting the amendments, we recognize that the executive compensation arrangements of small business issuers typically are less complex than those of other public companies. We also recognize that satisfying disclosure requirements designed to capture more complicated compensation arrangements may impose  new,  unwarranted  burdens on small  business  issuers....the  executive compensation arrangements of small business issuers generally are so much less complex than those of other public companies that they do not warrant the more extensive disclosure requirements imposed on companies that are not small business issuers and related regulatory burdens that could be disproportionate for small business issuers (emphasis added)...." (page 126).

     Accordingly, less burdensome disclosure was required of small business issuers, which NeoStem has satisfied in its filing. "As proposed and adopted, small business issuers will be required to provide, along with related narrative disclosure: the Summary Compensation Table, the Outstanding Equity Awards at Fiscal Year-End Table, and the Director Compensation Table." (page 127-128) Further, "[s]mall business issuers are not required to provide a Compensation Discussion and Analysis or the related Compensation Committee Report." (page
129).

     While the policy to provide relief for small business issuers is very clear in the Executive Compensation Release, the implementation is less so. If the filing being reviewed were NeoStem's 2007 proxy statement, the rules would be perfectly clear. Instruction F (Note to Small Business Issuers) to Schedule 14A promulgated under the Exchange Act provides in relevant part that "[r]egistrants and acquirees that meet the definition of `small business issuer' under Rule 12b-2 of the Exchange Act shall refer to the disclosure items in Regulation S-B and not Regulation S-K. If there is no comparable disclosure item in Regulation S-B, small business issuers need not provide the information requested." Thus for proxy statement purposes, it is absolutely clear that NeoStem is entitled to rely on the Regulation S-B disclosure rules.

     This approach of providing relief to registrants that meet the definition of a small business issuer (as it does in Instruction F), whether or not they are S-B filers, is consistent with long-standing Commission practice. Prior to the recent amendments, Item 402(a)(1)(i) of Regulation S-K provided that

     "[a] registrant that qualifies as a `small business  issuer,' as defined by
     Item 10(a)(1) of Regulation S-B, will be deemed to comply with this item if it provides the information required by paragraph (b) (Summary Compensation Table), paragraphs (c)(1) and (c)(2)(i)-(v) (Option/SAR Grants Table), paragraph (d) (Aggregated Option/SAR Exercise and Fiscal Year-End Option/SAR Value Table), paragraph (e) (Long-Term Incentive Plan Awards Table), paragraph (g) (Compensation of Directors), paragraph (h) (Employment Contracts, Termination of Employment and Change in Control Arrangements) and paragraph (i)(1) and (2) (Report on Repricing of Options/SARs) of this item."

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Securities and Exchange Commission                             February 22, 2007
Page 4

Thus, as noted at footnote 354 of the Executive Compensation Release (page 126), "Prior to today's amendments, under both Item 402 of Regulation S-B and Item 402 of Regulation S-K, a small business issuer was not required to provide the Compensation Committee Report, the Performance Graph, the Compensation Committee Interlocks disclosure, the Ten-Year Option/SAR Repricing Table and the Option Grant Table columns disclosing potential realizable value or grant date value. The rules prior to today's amendments also permitted small business issuers to exclude the Pension Plan Table." This relief was provided to any registrant that met the definition of a small business issuer, and no reference was made to S-B filers. Similarly, no reference is made to S-B filers in new Instruction F to the proxy rules, only to registrants that meet the definition of a small business issuer.

     Thus, under the letter of the former rules, a small business issuer filing a Registration Statement on Form S-1, an Annual Report on Form 10-K or a proxy statement per Schedule 14A was subject to a less stringent disclosure standard in the area of executive compensation than an issuer which did not qualify as a small business issuer. Under the new rules, while Instruction F makes it clear that a registrant that meets the definition of a small business issuer is to follow Regulation S-B for proxy purposes, there is no similar instruction to the Annual Report on Form 10-K or the Registration Statement on Form S-1. This leaves open the question of whether it is Regulation S-B or Regulation S-K that is to be followed for executive compensation disclosure when a small business issuer files a (i) Form 10-K which includes all of the information required by
Part III of that form or (ii) a registration statement on Form S-1. Although the letter of the 10-K and S-1 rules as amended does not contain the same clear instruction as the proxy rules, in keeping with the spirit of the rules prior to the amendment as well as the policy rationale and spirit of the amendments as expressed by the Commission in the Executive Compensation Release, we believe the same result in principle should ensue.

     To hold otherwise would lead to strange results inconsistent with long-standing, general Commission disclosure principles. For instance, a small business issuer that intends to file its definitive proxy statement within 120 days of its year end could clearly omit all Part III executive compensation disclosure from its Form 10-K. It then would be instructed to supply Regulation S-B level disclosure in its proxy statement consistent with Instruction F. It would be absurd to think that, if it chose not to file its proxy within 120 days of year end, it would be subject to an entirely different disclosure regimen for the same body of information. Similarly, the whole point of the adoption of Regulations S-K and S-B was to provide uniformity in disclosure rules for registrants whether they were reporting under the Securities Act or the Exchange Act. It would be contrary to years of Commission policy to hold that for its Exchange Act proxy statement a registrant meeting the definition of a small business issuer must use the Regulation S-B rules, but for a Securities Act registration statement, it must provide more extensive information under Regulation S-K, particularly when the Commission has reiterated throughout the Executive Compensation Release that such additional disclosure is unwarranted based on the less complex compensation arrangements prevalent with small business issuers. Those less complex compensation arrangements exist for small business issuers whether or not they file within the S-B or the S-K system of rules.

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Securities and Exchange Commission                             February 22, 2007
Page 5

     It also would be strange to think that the Commission intended to increase the disclosure burdens on small business issuers without some express statement. As noted above, under former 402, small business issuers, whether or not filing under the S-B system, did not have to provide certain items called for under 402 for larger issuers, such as the Compensation Committee Report. There is absolutely nothing in the Executive Compensation release to suggest this result was being overturned.

     In fact, just the opposite is the case, as on numerous occasions the Commission shows its concern for the burdens imposed on small business issuers. For instance, in Section XI.D. of the Executive Compensation Release (pages 265 and 266), it is stated in relevant part that "[f]or purposes of the Paperwork Reduction Act, we estimate that with respect to Form 10-KSB, it will take issuers 100 additional  hours to prepare the revised  disclosure in year one....
The same estimates apply to preparation of information in the proxy or information statement that is then incorporated by reference into the Form 10-KSB. With regard to persons other than small business issuers who will file a Form 10-K (emphasis added) , we estimate for purposes of the Paperwork Reduction Act that it will take issuers 170 additional hours to prepare the revised disclosure  in year one....  If we assume that a small entity  complies with the disclosure provisions of Regulation S-B rather than Regulation S-K (emphasis added)... the average annual cost to comply with the amended disclosure requirements in periodic reports and/or proxy or information statements will
be...." This implies that the Commission  intended that small business  issuers, even those filing under Form 10-K, would be able to use the Regulation S-B disclosure regimen, and that this was a desirable result because of the unwarranted time and money involved in the more extensive S-K disclosures.

     In fact, the Commission expressly rejected as a policy matter requiring small business issuers to file a Compensation Discussion and Analysis and other more extensive disclosures.

     "Some  commenters   addressing  the  proposed  amendment  to  Item  402  of
     Regulation S-B expressed the view that all companies whose shares are publicly traded should have to meet the same reporting and disclosure standards, regardless of their size, or urged that exemptions for smaller public companies be limited, suggesting that they be required to file some form of a basic Compensation Discussion and Analysis. We are not following these recommendations, because the executive compensation arrangements of small business issuers generally are so much less complex than those of other public companies that they do not warrant the more extensive disclosure requirements imposed on companies that are not small business issuers and related regulatory burdens that could be disproportionate for small business issuers."

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Securities and Exchange Commission                             February 22, 2007
Page 6

Executive Compensation Release (page 127). Whether a small business issuer is historically an S-K or an S-B filer certainly has no bearing on the rationale expressed above.

     While the policy behind the new rules and the history of SEC regulatory practice make it seem to the Company that it is compelling that the Commission intended to provide relief to all small business issuers, as they had under old 402, and that the Commission did not intend to establish a different regulatory scheme for the same registrant depending on whether it was filing a proxy or a 10-K, the Company recognized the existence of an ambiguity in the new regulatory framework arising from the failure to repeat proxy Instruction F in the disclosure rules for Forms 10-K or S-1.(1) Accordingly, to be cautious we called the Staff on behalf of the Company to seek guidance on this issue prior to their preparing the Form S-1. Our specific question was whether a company which qualified as a small business issuer but was not in the S-B system which was filing an S-1 Registration Statement and a Form 10-K would need to comply with the executive compensation disclosure rules under Regulation S-K or Regulation S-B. We were advised that the Staff would not give any official guidance in this matter. The Company thus continued to prepare the Registration Statement based upon the language and spirit of the Executive Compensation Release. Based on the above, the Company respectfully requests that the Staff not require the Company to amend the Form S-1 to now provide disclosure as to executive compensation and related matters under the regulatory framework of Regulation S-K, but that it be permitted to make disclosure as prepared under the regulatory framework of Regulation S-B.

     In making this request, we also note that while historically the Company was entitled to enter the S-B system and file its annual reports on Form 10-KSB, there was never any compelling reason for it to do so (at least until the adoption of the new executive compensation rules). Under the old rules, the Company followed, as it was permitted to, the less burdensome standards of disclosure for executive compensation under the applicable rules for registrants that met the definition of a small business issuer. If it is now the position of the Staff, contrary to the telephone guidance recently received, that the regulatory framework of Regulation S-K regarding executive compensation disclosure will apply to a small business issuer, the Company would like to enter the S-B system at the earliest opportunity. By our analysis, the first opportunity will be with the Company's quarterly report for the three month period ended March 31, 2007. The Company undertakes to enter the S-B system at that time. This would again create an anomaly, in that the Company, by filing its proxy statement by April 30, would be using S-B disclosure for its 2006 executive compensation for every SEC filing for this year and into the future (until it grows out of the S-B system), except for this Form S-1.


-------------------
(1) A footnote in the Executive Compensation Report (footnote 364), states "[w]e are also eliminating a provision of Item 402 of Regulation S-K that allows small business issuers using forms that call for Regulation S-K disclosure to exclude disclosure required by certain paragraphs of that Item. This provision had been set forth in Item 402(a)(1)(i) of Regulation S-K prior to today's amendments." It was not suggested in this footnote 364 how this change was related to Instruction F to the proxy rules, nor whether this provision was deleted to imply that full Regulation S-K disclosure is required outside of a proxy statement or because the principles of the amendments with respect to the need for simplified disclosure are so clear with regard to small business issuers that this provision is no longer necessary.

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Securities and Exchange Commission                             February 22, 2007
Page 7


     For all of the foregoing reasons, the Company believes that its disclosure in its Form S-1 with respect to executive compensation is proper.


Any questions regarding the contents of this letter or the Registration Statement should be addressed to the undersigned at (973) 597-2564.


Very truly yours,

/s/ Alan Wovsaniker
-------------------
Alan Wovsaniker

AW:KER

F2827/1
02/22/07 2109234.01


cc:      Catherine M. Vaczy, Esq.